Exhibit 4.51

Taiwan Semiconductor Manufacturing Company, Ltd.

Employee Restricted Stock Awards Rules for Year 2022

I	Purpose

To attract and retain corporate executives and critical talents and to link their compensation with shareholders’ interests and Environmental, Social, Governance (ESG) achievements, the Company hereby establishes these Employee Restricted Stock Awards Rules (these “Rules”) in accordance with Article 267 of the Company Act and the Regulations Governing the Offering and Issuance of Securities by Securities Issuers promulgated by the Financial Supervisory Commission.

II.	Issuance Period

The Restricted Stock Awards (RSAs) will be granted one or more times over a period of one year from the date of receipt of the notice of effective registration of the competent authority. The Board of Directors may determine, or may authorize Chairman to determine, the actual issuance date and relevant matters.

III.	Eligibility and the number of shares employees may be granted

1.

Only the Company’s full-time executive officers or the Company’s and the Company’s subsidiaries’ selected critical talents who are employed as of the date of the granting of the RSAs and who meet certain performance requirements are eligible for this incentive plan. Eligible employees must also be those who (a) have a significant influence on the Company’s or the Company’s subsidiaries’ operational decisions or (b) are the Company’s or the Company’s subsidiaries’ selected critical talents for its future core technologies and strategy development.

2.

The number of shares granted to eligible employees will be determined by Chairman and CEO and approved by the Compensation Committee and the Board of Directors by reference to the Company’s business performance and the employee’s job grade, performance, and other factors as deemed appropriate.

IV.	Expected total shares to be issued

Based on a budget capped at 0.3% of prior year’s Net Income, the total number of shares to be issued under these Rules will not exceed 3,065,000 common shares, with a par value of NT$10 per share. The actual number of shares to be issued will be resolved by the Board of Directors after the issuance of RSAs is approved by the shareholders’ meeting and the competent authority.

V.	Terms and conditions of the RSAs and restrictions imposed on the rights vested in such RSAs

1.	Expected issue price: Grants will be made free of charge.

2.	Class of the shares to be issued: The Company’s common shares.

3.	Vesting conditions:

•

The RSAs granted to an employee can only be vested if (a) the employee remains employed by the Company or the Company’s subsidiaries on the last date of each vesting period; (b) during the vesting period, the employee may not breach any agreement with the Company or the Company’s subsidiaries or violate the Company’s or the Company’s subsidiaries’ work rules; and (c) certain employee performance metrics (a year-end performance rating of at least “S” Note or above for the year immediately preceding the expiration of each vesting period) and the Company’s business performance metrics are met. (Note: “S” stands for “Successful”)

•

The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of the Company’s business performance metrics, as detailed in the following points.

•

For eligible executive officers of the Company: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on the Company’s relative TSRNot[e] achievement (see table below) to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation Committee’s evaluation of the Company’s ESG achievements. The number of shares so calculated should be rounded down to the nearest integral.

The Company’s TSR relative to the TSR of S&P 500 IT Index	Ratio of shares to be vested

Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%

Equal to the Index	50%

Below the Index by X percentage points	50% — X * 2.5%, with the minimum of 0%

Note: TSR: Total Shareholder Return (including capital gains and dividends)

•

For eligible employees who are not executive officers of the Company and the Company’s subsidiaries: The number of RSAs to be vested in each year will be calculated in accordance with the below table based on the Company’s audited consolidated financial statements for the year prior to the vesting year. The number of shares so calculated should be rounded down to the nearest integral.

	Threshold	Target	Weighting	Ratio of shares to be vested
Revenue Growth	10%	15%	One-third	• < Threshold: 0% • = Threshold: 50% • ≥Target: 100% • Between Threshold and Target: as calculated by interpolation method
Gross Margin	50%	53%	One-third
Return on Equity (ROE)	20%	25%	One-third

4.	Measures to be taken where employees fail to meet the vesting conditions or in the event of inheritance:

(1)

The Company will reclaim the granted RSAs and cancel the same at no extra cost to the Company, where an employee fails to meet the vesting conditions set forth in Paragraph 3 of this Article V of these Rules.

(2)

Voluntary Separation, separation with a severance, or involuntary discharge: Any unvested RSAs will be forfeited on the effective date of separation due to a voluntary separation, separation with a severance, or involuntary discharge of such employees. The Company will reclaim the RSAs granted to them and cancel the same at no extra cost to the Company.

(3)	Leave Without Pay:

All the rights and obligations in connection with the unvested RSAs will not be affected as a result of employees taking extended leave without pay. However, the actual number of shares that may be vested will not only be calculated according to the vesting conditions set forth in Paragraph 3 of this Article V of these Rules but also be prorated based on the number of months of their service during the year prior to the applicable vesting day. If such employees are on leave without pay on any vesting day, it shall be deemed that they fail to meet the vesting conditions, and the Company will reclaim the RSAs granted to them and cancel the same at no extra cost to the Company.

(4)	Retirement:

All the rights and obligations in connection with the unvested RSAs will not be affected as a result of an employee’s retirement, provided that the employee complies with both of the following conditions after his/her retirement. If any of the following conditions is not met, any unvested RSAs will be forfeited. Exemption could be made case by case by Chairman and CEO.

A.	Not to get any full-time job; and

B.

Not to engage in competition with the Company or the Company’s subsidiaries, including without limitation: to join a competitor, to provide any competitive services, to establish any company or business that would involve a competitive foundry process or service, or to employ, induce, or attempt to induce any TSMC employee to undertake competitive services.

For retired employees, the actual number of shares that may be vested shall be calculated according to the vesting condition specified in Paragraph 3 of this Article V of these Rules, and the performance rating granted to them shall be deemed “S”.

(5)	Employment Termination Due to Death or Physical Disability Caused by Occupational Accidents:

The unvested RSAs shall be deemed immediately vested in the case of death or physical disability due to an occupational accident. For eligible executive officers of the Company, the RSAs vested shall be based on the assumption that the Company’s TSR equals to the TSR of S&P 500 IT Index and there is no further adjustment for the Company’s ESG achievements. For eligible employees who are not executive officers of the Company and the Company’s subsidiaries, the RSAs vested shall be based on the assumption that the Company’s Revenue growth, Gross Margin, and ROE are all equal to Threshold. In the case of death, the respective heir(s) may apply for entitlement to those inheritable shares after completing all necessary legal procedures and providing relevant supporting documents. In the case of physical disability caused by occupational injury, the vested RSAs will be received by such employees.

(6)	Position Transfer:

A.

Where any employees apply for transferring to any of the Company’s subsidiaries, affiliates, or other companies, the measures to be taken with respect to their unvested RSAs will be the same as those specified in Subparagraph (2) “Voluntary Separation” of this Paragraph 4 of Article V of these Rules.

B.

Where any employees are assigned by the Company or the Company’s subsidiaries to a position in any of the Company’s subsidiaries, affiliates, or other companies, all the rights and obligations in connection with the unvested RSAs will not be affected as a result. However, subject to the vesting conditions specified in Paragraph 3 of this Article V of these Rules, such employees shall continue working in the assigned subsidiaries, affiliates, or other companies on the vesting dates. Otherwise, they will be considered to fail to meet the vesting conditions, and the Company will reclaim the RSAs granted to them and cancel the same at no extra cost to the Company. With respect to the evaluation of the achievement of individual performance goals, Chairman and Chief Executive Officer will determine whether the vesting conditions are met by reviewing the evaluation of the employees’ performance provided by the assigned subsidiaries, affiliates, or other companies.

(7)	Where any employees declare to voluntarily relinquish the granted RSAs with a written statement, the Company will reclaim the RSAs granted to them and cancel the same at no extra cost to the Company.

(8)

Where any employees, after being granted the RSAs, breach any agreement with the Company or the Company’s subsidiaries or violate the Company’s or the Company’s subsidiaries’ work rules, the Company will reclaim the RSAs granted to them and cancel the same at no extra cost to the Company.

(9)

Where any employees terminate or revoke their authorization given to the Company regarding the executive’s RSA trust/custody account (see Subparagraph (1) of Paragraph 5 and Paragraph 7 of this Article V below for such trust/custody account), the Company will reclaim their unvested RSAs and cancel the same at no extra cost to the Company.

5.	Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:

(1)

Upon the grant of the RSAs, the RSAs shall be deposited in a trust/custody account. Before the vesting conditions are fulfilled, the employees cannot request the trustee/custodian to return to them the RSAs for any reasons or by any means.

(2)	During each vesting period, no employees granted RSAs may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

(3)

Subject to the restrictions mentioned above, the rights of the employees with regard to the unvested RSAs granted under these Rules before the fulfillment of the vesting conditions, including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of the Company. The relevant matters shall be handled in accordance with the RSA trust/custody agreement.

(4)

Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and any other shareholder rights shall be exercised by the engaged trustee/custodian on the employees’ behalf.

(5)

During each vesting period, if the Company conducts a capital reduction for cash return, capital reduction for loss offset, or other non-statutory capital reduction, the unvested RSAs shall be cancelled proportionally by the ratio of such capital reduction. If the Company conducts a capital reduction for cash return, the returned cash shall be deposited in a trust/custody account and shall not be delivered to the employees until the vesting conditions are fulfilled; otherwise, the cash will be returned to the Company.

6.

Mergers and Acquisitions: All the rights and obligations in connection with any unvested RSAs will not be affected as a result or may be modified based on the relevant agreements or plans for the mergers and acquisitions.

7.

Other terms and conditions: During the period when the granted RSAs are deposited in a trust/custody account, each executive must enter into an agreement authorizing the Company to, among others, negotiate, execute, modify, extend, rescind, and terminate the trust/custody agreement with the trustee/custodian, and give instructions to deliver, use, and dispose of any of the properties under the trust/custody, on their behalf, with full power and authority.

VI.	Signing of Contracts and Confidentiality

1.

Those employees who have been granted the RSAs shall sign the “Agreement of Restricted Stock Awards” and complete all the trust/custody management process upon receipt of the notification from the Company. Any employees who do not complete such signing of relevant documents will be considered to forfeit the RSAs.

2.

Those employees who receive the RSAs and the related rights through these Rules shall comply with these Rules and the “Agreement of Restricted Stock Awards”. In the event of any breach thereof, they will be deemed to fail to fulfill the vesting conditions. They shall comply with the confidentiality clauses as well. Except as required by laws and regulations or by any competent authority, they are not allowed to inquire any other about or disclose to any other any information about the number of the RSAs granted to them and any relevant matters, nor may they inform any other of any relevant content of these Rules or any of their rights or interest under these Rules. In the event of any breach thereof, the Company is entitled to reclaim their unvested RSAs and cancel the same at no extra cost to the Company.

VII.	Tax

Any tax matters incurred in connection with the RSAs under these Rules shall be handled under the then-current laws and regulations of the R.O.C. and the countries where the employees reside.

VIII.	Miscellaneous

1.

Before these Rules may be implemented, it shall be approved by the Compensation Committee and by the majority votes in a meeting of the Board of Directors in which two-thirds or more directors are present and shall become effective after effective registration with the competent authority. If any amendment hereto is necessary due to any change of any laws or regulations or any requirement of the competent authority, Chairman is authorized to make any necessary amendment hereto and submit the revised Rules to the Compensation Committee and the Board of Directors for acknowledgement, before the RSAs may be granted.

2.	Any other matters not set forth in these Rules shall be dealt with in accordance with the applicable laws and regulations.